Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated June 26, 2025 relating to the consolidated financial statements of Zentek Ltd. (the "Company") appearing in this Annual Report on Form 40-F for the year ended March 31, 2025. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the incorporation by reference of such report in the Registration Statement on Form F-3 (File No. 333-278886) of the Company.

/s/ BDO Canada LLP
Vancouver, Canada
June 26, 2025